January 30, 1997


Securities and Exchange Commission
450 5th Street NW
Washington, D.C.  20549

Gentlemen:

         We have been furnished with a copy of the response to Item 4 of Form 8-K for the event that occurred on January 29, 1997, to be filed by our former client, Mako Marine International, Inc. We agree with the statement made in response to that Item insofar as they relate to our firm.

Very truly yours,

/s/ BDO Seidman, LLP